Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

April 1, 2009

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. Amendment No. 3 to Registration Statement on Form S-1, filed March 20, 2009 SEC File No. 333-153849

Dear Ms. Long:

On behalf of our client, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated March 27, 2009, with respect to the Registrant’s above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on February 6, 2009 (the “Registration Statement”).  Earlier today, the Registrant filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) revised to reflect, among other things, changes requested by your comments.  Amendment No. 4 contains the various revisions described below.  For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 4, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Summary of Our Partnership Agreement, page 98
Distribution Reinvestment Plan, page 109
Item 14.  Indemnification of General Partner, page II-1

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Ms. Pamela Long
April 1, 2009

1.	Please delete the following statements:

•	“This summary is not complete and is subject to and qualified by the detailed provisions of our Partnership Agreement.”
•	“This summary is not complete and is subject to and qualified by the provisions contained in our DRIP Plan.”
•
“The above discussion of Section 17-403 and of the Partnership’s Partnership Agreement is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Partnership’s Partnership Agreement.”

Please provide the material terms of Section 17-403 and of the Partnership’s Partnership Agreement.

Response:  Amendment No. 4 has been revised in response to the Staff’s comments.  Please see pages 99, 110 and II-1 of Amendment No. 4.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,
/s/ Deborah S. Froling Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)